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10026240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 16 2010
Washington, DC
122

SEC FILE NUMBER
8- 52747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 N. Franklin Street; 2nd Floor
(No. and Street)

Tampa FL 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. McDonald III 813.383.0206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company LLP
(Name – *if individual, state last, first, middle name*)

100 S. Ashley Dr; Suite 1650 Tampa, FL 33602
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 16 2010
Washington, DC
121

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 2/25

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Jenny Lynn Pelletier
My Commission DD785074
Expires 07/15/2012

Notary Public

Signature

Senior Managing Director

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplementary Information

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Year Ended December 31, 2009
Independent Registered Public Accounting Firm's Report

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Financial Statements and Supplementary Information

Year Ended December 31, 2009

Contents

PNC CPAs

Report of Independent Registered Public Accounting Firm

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC as of December 31, 2009 and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyde Park Capital Advisors, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 3, 2010

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 212,486
Accounts receivable, net	318,697
Furniture and equipment, net	27,517
Prepaid expenses and other assets	12,916
	$ 571,616
Liabilities and Member's Equity	
Accounts payable, trade	$ 15,054
Member's equity	556,562
	$ 571,616

The accompanying notes are an integral part of the financial statements.

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Statement of Operations and Changes in Member's Equity

Year Ended December 31, 2009

Revenues:	
Investment banking	$ 3,378,391
Interest and other income	1,251
	3,379,642
Expenses:	
Employee compensation and benefits	559,694
Partner compensation and benefits	35,181
Bad debt expense	302,719
Business development expenses	101,816
Office expenses	129,897
Other expenses	152,664
Occupancy expenses	118,604
Professional fees	36,724
	1,437,299
Net income	1,942,343
Member's equity, beginning of year	103,579
Member's distributions	(1,489,360)
Member's equity, end of year	$ 556,562

The accompanying notes are an integral part of the financial statements.

Hyde Park Capital Advisors, LLC

(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net income	$ 1,942,343
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	13,902
Bad debt expense	302,719
Loss on disposal of assets	160
Changes in operating assets and liabilities:	
Accounts receivable	(574,687)
Other assets	(9,784)
Accounts payable, trade	5,343
Net cash provided by operating activities	1,679,996
Investing activities	
Purchases of furniture and equipment	(11,522)
Financing activities	
Member's distributions	(1,489,360)
Net increase in cash	179,114
Cash, beginning of year	33,372
Cash, end of year	$ 212,486

The accompanying notes are an integral part of the financial statements.

1. Background Information

Hyde Park Capital Advisors, LLC (the "Company") is a Florida Limited Liability Company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Member"). As of December 31, 2009, Hyde Park Capital Partners, LLC has two members, each of whom has the same rights, privileges, and liabilities.

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private and public companies throughout the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority (FINRA) (formerly National Association of Securities Dealers) effective January 1, 2001.

2. Significant Accounting Policies

The significant accounting policies followed are:

> The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
>
> Deposits with the bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows.
>
> Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, an allowance of $287,758 is considered adequate at December 31, 2009.

2. Significant Accounting Policies (continued)

Furniture and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment banking revenues consist of fees earned from providing merger and acquisition, capital raising, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Initial commitment fees and monthly retainer fees are non-refundable and recognized on a monthly basis as earned.

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the year ended December 31, 2009 amounted to $19,629.

The Company is treated as a partnership for income tax purposes. As a result, the Member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

The FASB Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2009.

The Company has evaluated subsequent events through February 3, 2010, the date at which the financial statements were available to be issued, and determined that no material disclosures were necessary.

3. Furniture and Equipment

Furniture and equipment consist of:

Computer equipment	$ 71,100
Office equipment	17,205
Furniture	7,659
	95,964
Accumulated depreciation	(68,447)
	$ 27,517

Depreciation expense amounted to $13,902 for the year ended December 31, 2009.

4. Related Party Transactions

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC, a company wholly-owned by Hyde Park Capital Partners, LLC and an affiliate of Hyde Park Capital Advisors, LLC. On March 12, 2009, the Company entered into an Expense Sharing Agreement with Hyde Park Capital Partners, LLC to reimburse the Member for a portion of the expenses incurred by the affiliate company. Under this agreement, the Company recorded a monthly expense of $4,950 during 2009.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. Commitments

The Company has obligations under office equipment operating leases with initial noncancelable terms in excess of one year.

The remaining minimum lease payments due on these operating leases as of December 31, 2009 are as follows:

Years Ending December 31,	
2010	$ 6,000
2011	5,666
2012	1,992
2013	1,660
	$ 15,318

Rent expense under these leases was minimal for the year.

Notes to Financial Statements

Year Ended December 31, 2009

6. Profit-Sharing Plan

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. The Company did not authorize any contributions to the plan for the year ended December 31, 2009.

7. Capital Withdrawals

As the Company closes investment banking transactions it may, at its discretion, withdraw capital from the business to make distributions to its Member. These withdrawals are dependent on the timing and amount of investment banking fees received.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $197,432, which was $192,432 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.08 to 1.00.

Supplementary Information

Hyde Park Capital Advisors, LLC

(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

Net capital:		
Total member's equity	$	556,562
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		556,562
Add: Subordinated borrowings allowable in computation of net capital		-
Add: Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		556,562
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable, net		318,697
Prepaid expenses and other assets		12,916
Furniture and equipment, net		27,517
		359,130
Net capital before haircuts on securities positions (tentative net capital)		197,432
Haircuts on securities		-
Net capital	$	197,432
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, trade	$	15,054
Total aggregate indebtedness	$	15,054
Computation of basic net capital requirement:		
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$	1,004
Minimum net capital required	$	5,000
Excess net capital	$	192,432
Ratio: aggregate indebtedness to net capital		8%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	197,432
Net capital per above	$	197,432

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule II

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Hyde Park Capital Advisors, LLC

(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2009

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Hyde Park Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 3, 2010